[redacted]

06051514

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

RECEIVED MAR 0 1 2006

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48838

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neovest Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6151 Powers Ferry Rd #100
(No. and Street)

Atlanta (City) GA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
FEB 0 9 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman LLP
(Name – *if individual, state last, first, middle name*)

1100 Peachtree Street #700 Atlanta GA 30309-1075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 1 4 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim LeGates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexvest Trading, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Penny Hendry

Notary Public

PENNY HENDRY
Notary Public, Fulton County, Georgia
My Commission Expires January 5, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Financial Statements and Supplemental Information
(confidential per Rule 17a-5(e)(3))
Year ended December 31, 2005

BDO

BDO Seidman, LLP
Accountants and Consultants

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Financial Statements and Supplemental Information

[redacted]

Year ended December 31, 2005

BDO Seldman, LLP
Accountants and Consultants

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Contents

BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: 404-688-6841
Fax: 404-688-1075

Independent Auditors' Report

To the Board of Directors and Shareholder of
Neovest Trading, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Neovest Trading, Inc. (a wholly-owned subsidiary of Neovest Holdings, Inc.) as of December 31, 2005 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neovest Trading, Inc. (a wholly-owned subsidiary of Neovest Holdings, Inc.) at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 24, 2006

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$1,005,841
Commissions receivable	466,413
Accounts receivable and other assets	304,494
Prepaid expenses	11,582
Furniture, equipment and capitalized software at cost, less accumulated depreciation and amortization of $1,743	1,919
Deferred tax asset	969,772
Goodwill	642,921
Intangibles	233,333
	$3,636,275

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 124,469
Compensation payable	33,805
Referral fees payable	203,538
Other accrued liabilities	417,792
Due to affiliates	88,279
Deferred tax liability	92,867
Total liabilities	960,750
Commitments and contingencies	
Shareholder's equity	
Common stock (no par value; 6,000,000 shares authorized; 3,200,000 shares issued and outstanding)	-
Additional paid-in-capital	2,976,875
Accumulated deficit	(301,350)
Total shareholder's equity	2,675,525
	$3,636,275

See accompanying notes to financial statements.

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Statement of Income
Year ended December 31, 2005

Revenues	
Securities commissions	$ 17,703,006
Other revenue	133,841
Total revenues	17,836,847
Expenses	
Clearance, execution and service cost	16,117,752
Employee compensation and benefits	
Administrative	720,381
Brokerage	402,991
Occupancy and equipment	48,715
Other general operating and administrative	427,898
Total expenses	17,717,737
Operating income	119,110
Other expenses	(20,107)
Income before income taxes	99,003
Income tax expense	(39,975)
Net income	$ 59,028

See accompanying notes to financial statements.

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Statement of Changes in Shareholder's Equity
Year ended December 31, 2005

	Common Stock *(Shares)*	*Paid-in Capital*	*Accumulated Deficit*	*Total*
Balance, December 31, 2004	3,200,000	$ 714,077	$(360,378)	$ 353,699
Push-down accounting (Note 1)	-	1,723,419	-	1,723,419
Capital contribution from Parent	-	500,479	-	500,479
Warrants (Note 5)	-	38,900	-	38,900
Net income	-	-	59,028	59,028
Balance, December 31, 2005	3,200,000	$2,976,875	$ (301,350)	$2,675,525

See accompanying notes to financial statements.

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Statement of Cash Flows
Year ended December 31, 2005

Operating activities	
Net income	$ 59,028
Adjustments to reconcile net income to cash used in operating activities:	
Depreciation and amortization	11,267
Issuance of warrants	38,900
Net (increase) decrease in operating assets:	
Commissions receivable	(98,001)
Prepaid expenses	9,494
Accounts receivable and other assets	(251,612)
Deferred tax asset	(39,774)
Net increase (decrease) in operating liabilities:	
Amounts due to affiliates, net	(11,006)
Accounts payable and other accrued liabilities	185,227
Referral fees payable	(733,647)
Compensation payable	(30,135)
Net cash used in operating activities	(860,259)
Investing activity	
Purchase of equipment	(1,619)
Financing activity	
Capital contribution from Parent	500,479
Net decrease in cash and cash equivalents	(361,399)
Cash and cash equivalents, at beginning of year	1,367,240
Cash and cash equivalents, at end of year	$1,005,841

See accompanying notes to financial statements.

1. Significant Accounting Policies

Organization and Basis of Presentation

Neovest Trading, Inc. (the "Company") is a wholly-owned subsidiary of Neovest Holdings, Inc. (the "Parent"). The Company is incorporated in the state of Georgia and is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company provides research and brokerage services, and primarily serves institutional customers. Customer transactions are cleared through a clearing broker on a fully disclosed basis. The Company's customers are located primarily throughout the eastern region of the United States. As of September 1, 2005, Neovest Holdings, Inc. is a wholly-owned subsidiary of JPMorgan Chase & Co. Inc. (JPMorgan Chase).

Merger and Purchase Accounting

On September 1, 2005, Neovest Holdings, Inc., the Parent of the Company, was acquired by, and became a wholly-owned subsidiary of, JPMorgan Securities Holdings LLC (JPMorgan). JPMorgan is a wholly-owned subsidiary of JPMorgan Chase The aforementioned transaction was accounted for using the purchase method of accounting which resulted in the Company recording a new basis for its assets and liabilities as of September 1, 2005. The push-down to the Company of the related purchase accounting entries resulted in the recording of goodwill of $642,921, amortizable intangibles related to the Company's trademark of $250,000, the fair value of deferred tax assets related to the Company's net operating losses and other deferred tax assets of $929,998, and a deferred tax liability related to the amortizable intangible assets of $99,500. The deferred tax benefit is expected to be utilized by JPMorgan Chase. An informal tax sharing agreement is in place which provides for inter-company payments to the Company for the use of deferred tax assets by JPMorgan Chase. The purchase accounting also resulted in an increase in the Company's additional paid-in capital account of $1,723,419. These entries are excluded from the Statement of Cash Flows as they are non-cash.

The amortizable intangible amount of $250,000 is being amortized over its estimated useful life of five years. Amortization expense recognized for the year ended December 31, 2005 amounted to $16,667. Future amortization expense for each of the years ending December 31, 2006, 2007, 2008 and 2009 is estimated to be $50,004, and amortization expense for the year ending December 31, 2010 is expected to be $33,317.

Cash and Cash Equivalents

Cash on hand and on deposit and all highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents. Cash and cash equivalents include a money market account held with the clearing broker.

Commissions Receivable

Commissions receivable primarily represents amounts due from the clearing broker for commissions earned on customer transactions, net of clearance service contract costs. These amounts arise through normal business operations and are current in nature.

Valuation of Allowance for Doubtful Accounts

The Company evaluates each receivable account to determine its collectability and establishes an allowance, where necessary, to properly reflect receivables at their net realizable amount. As of December 31, 2005, the Company has no allowance for doubtful accounts.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives. The Company's furniture and equipment consists primarily of office and computer equipment with a net book value of $1,919 as of December 31, 2005. Furniture and equipment are being depreciated using estimated useful lives that range between three and five years.

Goodwill

Goodwill is not amortized but instead is tested for impairment on an annual basis, or when events or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be an impairment. Goodwill was not impaired as of December 31, 2005, nor was any goodwill impaired during 2005.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, a loss is recognized for the difference between the fair value and carrying value of the asset.

Securities Transactions

Commission income and expense and clearing costs are recorded on the date earned or incurred.

Other Revenue

Fee income is recognized when earned and represents payments received from other broker-dealers for order flow and are accrued in the same period as the related securities transactions. Interest income primarily represents income earned on an interest bearing money market account held with the clearing broker, which serves as the Company's operating account. Fee income recognized during 2005 amounted to $62,230; interest income recognized during 2005 amounted to $17,494. Fee and interest income appear in other revenue on the accompanying Statement of Income. The Company provides investment research services to certain customers on a daily, weekly and monthly basis. Customers subscribing to the Company's research services are charged a contractual or agreed-upon fee. Research fees are recognized as they are earned over the contractual period. Research fees recognized during 2005 amounted to $16,700, and appear in other revenue on the accompanying Statement of Income.

Income Taxes

The Company uses the asset-and-liability method required by SFAS 109, "Accounting for Income Taxes", to provide income taxes on all transactions recorded in the financial statements. The results of operations of the Company are included in the consolidated federal and unitary state income tax returns of JPMorgan Chase. In addition the Company files state income tax returns on a separate return basis. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to the Company its share of the consolidated tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate returns. State taxes are provided on the Company's taxable income at the marginal income tax rate applicable. An informal tax sharing agreement between JPMorgan Chase and the Company allows for

intercompany payments to or from JPMC for outstanding deferred tax assets or liabilities.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

In the ordinary course of business, the Company deals with its Parent, JPMorgan Chase, and other affiliated parties. Accounts receivable due from affiliates, net, represents amounts due to and from the Parent and Neovest, Inc., an affiliated company engaged in the selling of investment research software. Additionally, the Company, through its clearing broker, holds certain employee and affiliated accounts.

During the year ended December 31, 2005, the Company earned $314,460 in securities commission income from the trading activities of its employees and affiliates.

The Company utilizes an affiliated company's order entry software to execute trades on behalf of certain customer accounts. The affiliated company charges the Company a license and usage fee for the Company's use of the order entry software. The order entry execution fees paid to the affiliated company during the year ended December 31, 2005 were $5,303,378, and are included in clearance, execution and service contract costs in the Statement of Income.

The Company has recorded receivables due from the affiliated company of $22,320 as of December 31, 2005. The Company also had a payable due to the affiliated company in the amount of $159,289 at December 31, 2005 for order entry software fees. The components of the amounts due to affiliates, net, appearing on the Statement of Financial Condition are as follows:

Receivable from the affiliated company	$ 71,010
Payable to the affiliated company	(159,289)
Payable due to affiliate, net	$ (88,279)

3. Receivable from Clearing Broker

The Company has a clearing agreement with a broker-dealer whereby the broker acts as the Company's clearing broker. The clearing broker extends margin credit to the Company's customers secured by the customers' securities, clears transactions and acts as custodian. The Company earns commissions as an introducing broker for the transactions of their customers. The clearing broker charges the Company for clearance, and other service contract costs. The Company uses the clearing broker's systems to support daily operations. The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. The Company has indemnified the clearing broker against certain losses, including margin losses, the clearing broker may sustain from customer accounts introduced by the Company. Amounts receivable from the clearing broker at December 31, 2005 were $90,493 and are included in Commissions Receivable in the accompanying Statement of Financial Condition as of December 31, 2005.

4. Income Taxes

The tax effect of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability at December 31, 2005, is presented below:

Deferred tax benefit	
Net operating loss carryforwards	$969,772
Total deferred tax asset	969,772
Deferred tax benefit	
Amortizable intangibles	92,867
Total deferred tax liability	$92,867

The Company has recognized income tax expense of $39,975 for the year ended December 31, 2005, related to the Company's recognition of current tax expense associated with its federal and state income tax obligations.

The Company has approximately $2.4 million of federal net operating losses that can be carried forward for 20 years that will begin to expire in 2019. The Company has not provided a valuation allowance against the benefit of the net operating losses as it believes that it is more likely than not that the net operating losses will be utilized by JPMorgan Chase prior to expiration. An informal tax sharing agreement exists between the Company and JPMorgan which allows for inter-company payments for the use of deferred tax assets.

5. Customer Warrants

The Company was a party to a Strategic Relationship Agreement (the Strategic Agreement), through its Parent, with a customer that required the Parent to issue common stock warrants giving the customer the rights to the Parent's common stock based on Net Operating Margin earned by the Company and Neovest, Inc., an affiliated company. The number of vested warrants was calculated monthly by calculating the Net Operating Margin, as defined, obtained from the customer and dividing this amount by defined warrant allocation prices. The conversion price for such warrants is $.60 per share. Anti-dilutive measures were also in place to lower the exercise price of the warrants if common stock of the Company is sold at a price less then agreed upon exercise price. In the aggregate, the customer earned 2,483,097 of such warrants before the agreement was terminated concurrent with the acquisition of the Parent by JPMorgan Chase. Of the total warrants earned, approximately

576,000 were attributable to Net Operating Margin earned by the Company over the life of the Strategic Agreement. During the year ended December 31, 2005 the customer earned approximately 166,000 warrants. The fair value associated with these warrants was treated as a sales incentive and reduced revenues from this customer as the warrants were earned. For the year ended December 31, 2005 the Company reduced commission revenue earned from this customer by the estimated fair value of warrants issued in the amount of $38,900.

6. Employee Benefit Plans and Compensation Payable

The Company's employees are eligible to participate in certain benefit plans sponsored by JPMorgan Chase, including a defined benefit pension plan, a defined contribution benefit plan, an employee stock purchase plan and a medical benefit plan.

The Company's employees participate in the JPMorgan Chase U.S. qualified defined benefit pension plan, which is noncontributory. There are no separate plans solely for the employees of the Company and, therefore, pension expense for the Company is determined by an inter-company charge from JPMorgan Chase. Assets of the U.S. qualified defined benefit pension plan exceeded the projected benefit obligation at December 31, 2005. Inter-company charges for pension expense amounted to $4,700 for the year ended December 31, 2005.

Additionally, the Company's employees participate in the JPMorgan Chase sponsored 401(k) Savings Plan, a contributory plan. Matching contributions are made on a dollar for dollar basis on the first 5% of "benefits pay" contributed by participants. Matching contributions made by the Company amounted to $13,640 for the year ended December 31, 2005.

In addition to providing retirement benefits, the Company's employees participate in health care and life insurance plans sponsored by JPMorgan Chase. The Company's health care and life insurance expense totaled $30,378 for the year ended December 31, 2005 and is included as a component of employee compensation and benefits in the accompanying statement of income.

Certain employees of the Company are eligible for incentive compensation, which is based on certain financial targets approved by the Company's Board of Directors. Incentive expense of $3,344 for the year ended December 31, 2005 is included in employee compensation and benefits in the accompanying statement of income.

7. Fair Value of Financial Instruments

Statements of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," require the disclosure of estimated fair value for financial instruments. The Company's financial instruments are all short-term financial instruments with carrying amounts that approximate fair value. These financial instruments generally expose the Company to limited credit risk.

In the normal course of business, securities transactions of brokerage customers of the Company are introduced and cleared through a clearing broker on a fully disclosed basis. Pursuant to an agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. Additionally, the Company indemnifies the clearing broker for losses on margin accounts of the customers introduced by the Company to the clearing broker.

8. Commitment and Contingencies

The Company leased office space under a noncancelable operating lease, which expired in 2005. In November 2005, the Company entered into a new non-cancelable lease arrangement for office space. Total rental expense for the year ended December 31, 2005 was $46,659. Future minimum lease payments at December 31, 2005 totaled $122,553 and will be incurred as follows:

Year	Amount
2006	$ 50,052
2007	57,656
2008	14,845
	$122,553

9. Risk Management

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customers securities transactions that settle in accordance with the industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or the other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instruments underlying the contact at a loss. The risk of default depends on the credit worthiness of the customer.

The Company's ten largest customers in 2005 accounted for approximately 93% of securities commissions' revenue. One such customer accounted for 74% of securities commissions revenue in 2005.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital changes on a daily basis. Business restrictions may be imposed if net capital falls below the Company's minimum requirement. At December 31, 2005, the Company's regulatory net capital under the rule was $495,728, which was $431,646 in excess of the minimum regulatory required net capital of $64,082. The ratio of aggregate indebtedness to net capital was 1.9 to 1.

Independent Auditors' Report on Supplemental Material

Our audit of the financial statements included in the preceding section of this report was performed for the purpose of forming an opinion on those statements taken as a whole. The supplemental material presented in the following section of this report is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

BDO Seidman, LLP

Atlanta, Georgia
February 24, 2006

Neovest Trading, Inc.
(A wholly-owned subsidiary of Neovest Holdings, Inc.)

Schedule I – Computation of Net Capital Pursuant to SEC Rule 15c3-1 and Statement Pursuant to SEC Rule17a-5(d)(4)

Computation of Net Capital	
Total shareholder's equity	$2,675,525
Less – deductions and/or charges:	
Non allowable assets:	
Furniture, equipment and capitalized software, net of accumulated depreciation and amortization	1,919
Prepaid expenses	11,581
Accounts receivable and other assets	304,645
Deferred tax assets	969,772
Goodwill and intangibles	876,254
Net capital before haircuts on investment positions	511,354
Haircuts on investments	
Money market fund	15,626
Net capital	$ 495,728
Total Aggregate Indebtedness from Statement of Financial Condition	$ 960,749
Computation of Basic Net Capital Requirement	
1. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 64,082
2. Minimum net capital of broker-dealer	$ 50,000
3. Net capital requirement (greater of 1. or 2.)	$ 64,082
4. Excess net capital (net capital less net capital requirement)	$ 431,646
5. Ratio of aggregate indebtedness to net capital	1.9 to 1

There were no differences in the computation of net capital included in Part II of the Company's Form X-17A-5 (as amended) as of December 31, 2005 and the Company's computation of net capital appearing herein.

BDO

BDO Seidman, LLP
Accountants and Consultants

1100 Peachtree Street, Suite 700
Atlanta, Georgia 30309-4516
Telephone: 404-688-6841
Fax: 404-688-1075

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholder of
Neovest Trading, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental information of Neovest Trading, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Neovest Trading, Inc., including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control, including activities for safeguarding securities that we consider to be material weaknesses as defined above. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions, under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements. Such reportable conditions include a lack of adequate segregation of duties and certain control inadequacies surrounding the safeguarding of the Company's information system.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives, except for certain matters involving internal control and its operation that we consider to be reportable conditions as mentioned in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

BDO Seidman, LLP

Atlanta, Georgia
February 24, 2006

END